The Annual General Meeting will be held on

May 23th, 2006 at 10.00am

in the boardroom at 950 - 609 Granville Street

Vancouver, B.C., V7Y 1G5

Officers:
Duane Poliquin, P. Eng., President
Dione Bitzer, CMA, Chief Financial Officer

Directors:
Duane Poliquin, P. Eng.
Morgan Poliquin, P. Eng, M.Sc.
James e. McInnes, B.Sc., LLB.
Jack McCleary, B.Sc., P.Geol.
Gerald Carlson, Ph.D., P.Eng.
Joe H. Montgomery, Ph.D., P.Eng.
Don Lorimer

Stock Exchange Listings:
Toronto Stock Exchange Symbol (TSX): AMM
American Stock Exchange Symbol (AMEX): AAU

Corporate Offices:
1103-750 West Pender Street
Vancouver, BC, V6T 2T8
Ph: (604) 689-7644
Fax: (604) 689-7645
info@almadenminerals.com
www.almadenminerals.com

Registrar and Transfer Agent:
Pacific Corporate Trust Co.
Pacific@pctc.com
10th floor, 625 Howe Street
Vancouver, BC, V6C 3B8

Bank:	TD Canada Trust

Legal Counsel:	William J. Worrall, Q.C.

Auditors:	Deloitte and Touche
2800-1055 Dunsmuir Street
Vancouver, BC, V7X 1P4

Dear Shareholders,

Every year at this time our office is particularly busy.  Besides the season activities on our mining projects, we are busy with year end corporate obligations and filings.  New regulations have made this paperwork more complex and voluminous in the past few years.  However, although the filing is burdensome, I feel that our efforts to comply with new governance requirements before they are obligatory may well give your company a competitive edge in the future.

On the corporate front, 2005 was a very good year.  We obtained exciting drill results on the Elk, Caballo Blanco, Skoonka Creek, and Bufa properties, and all of these will be followed up in 2006 by Almaden or its optionee/partners.  Most companies would be pleased to have such results on just one project.  In addition, as I write this, our Fuego property is in the middle of a first phase drill program and we have a geophysical survey underway on a new project that we are advancing prior to seeking a joint venture partner.

Another important development was a listing of the company shares on the American Stock Exchange (AMEX).  Your directors see this listing as an important milestone in the company’s development as we pursue our dual corporate objectives of exposure to new mining ventures while expanding the value and trading liquidity of Almaden for our stockholders.

Late in the year, Almaden completed a private placement that almost doubled working capital, and, subsequent to year end, a number of warrants were exercised leaving your company in the strongest working capital position it has ever had.

And so, as we start a new year, we are listed on two of the world’s most significant mining exchanges and our corporation is ready for a new era of rigorous regulation.  We are well financed, and, most importantly, we have a portfolio of exciting projects which are being developed during a period of increasing prices and demand for the gold, silver and other metals that we seek.  Your directors look forward to reporting on progress in the months ahead.

Thank you for your support.

Sincerely,

Duane Poliquin, P. Eng.

President

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Almaden Minerals Ltd. (the "Company" or "Almaden") and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 and related notes contained in the annual report. The date of this management's discussion and analysis is March 23, 2006. Additional information on the Company is available on SEDAR at www.sedar.com and on the Company's website at www.almadenminerals.com.

Business of Almaden

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Trends

The mineral exploration industry has been through a very difficult period with low prices for both precious and base metals. Lack of interest lead to low market capitalizations and major mining companies found it was easier to grow by purchasing companies or mines rather than explore for them. This, in turn, lead to downsizing of major mining company exploration staffs and many professionals took early retirement or left the industry to pursue other careers. As a result of these trends, there are few good gold-silver projects in the pipeline and a shortage of experienced explorationists.  With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed.  Native groups are actually pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. These issues tend to restrict the areas where mineral exploration and development of new mines can occur. This should make areas permissive to exploration more attractive. As junior companies (many of which are staffed by former large company geologists) find it easier to raise funds, they are beginning to seek properties of merit to explore.

Risks and uncertainties

The Company is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact the Company's financial results in the future.

Industry

Almaden is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Reserve and mineralization estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore all have the same or similar price risk factors.

Cash flows and additional funding requirements

Almaden currently has no revenues from operations. If any of the Company's exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest in the projects, or be reduced to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, sale of marketable securities, sale of equity capital or the offering of an interest in its projects to another party. Although the Company presently has sufficient financial resources to undertake all of its currently planned exploration programs, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can significantly impact cash flows. The exchange rate has varied substantially over time. Most of the Company's exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

Almaden's exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.

Laws and regulations

Almaden's exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions it operates in. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, its advisors, its employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal council in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in British Columbia and the Yukon Territory may affect the Company's properties in these jurisdictions in the future.

Possible Dilution to Present and Prospective Shareholders

The Company's plan of operation, in part, contemplates the financing of the conduct of its business by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.   The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company's interest in properties it has acquired.  This dilution of interest in properties is done to spread or minimize the risk and to expose the Company to more exploration plays but means that any profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of March 23, 2006 there were share purchase options outstanding allowing the holders of these options to purchase 2,969,483 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 4,071,900 shares of common stock.  Directors and officers of the Company hold 2,554,483 of these share purchase options.  An additional 415,000 share purchase options are held by employees and consultants of the Company.  None of the share purchase warrants are held by Directors.  Given the fact that as of March 23, 2006 there were 38,645,452 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company's shares.

These shares may be issued and could depress the price of the Company's shares.

Trading Volume

The relatively low trading volume of the Company's shares reduces the liquidity of an investment in the Company's shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company's shares.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength greater than that of the Company.

Dependence on management

The Company strongly depends on the business and technical expertise of its management and there is little possibility that this dependence will decrease in the near term.

Conflict of Interest

Some of the Company's directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of which, the Company may miss the opportunity to participate in certain transactions and may have a material, adverse effect on its financial position.

Selected financial information

The following selected annual financial information is derived from the audited consolidated financial statements for the three most recently completed financial years and is prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

	Years ended December 31
	2005	2004	2003

Total revenues	$ 246,441	$ 138,869	$ 83,895
Net loss	1,095,215	3,065,803	1,326,305
Net loss per share	0.03	0.11	0.06
Income on mineral property options	912,795	104,027	26,335
Write-down of interests in mineral properties	567,658	903,358	105,666
Stock option compensation	213,600	1,234,783	220,000
Working capital	9,374,074	4,659,617	5,100,785
Total assets	16,366,755	10,215,275	10,341,770

Exploration projects - Canada

Siwash Gold Deposit

The Company completed a 36-hole, 8,395 meter diamond drill program in 2005 to test the continuity of mineralization at it's wholly owned Siwash gold mine in B.C. Calculation of an updated resource estimate incorporating the diamond drill and mine sample data up to and including 2003 was completed in May of 2004 by Giroux Consultants Ltd. The estimate included a measured and indicated resource of 207,600 oz (6,457,000 grams) gold in 736,670 tons of ore and an inferred resource of 207,800 oz (6,463,300 gm) gold in 1,451,950 tons of ore. During 2005, $801,833 was spent on exploration on the project. The Company's program for Fiscal 2006 includes pre feasibility studies, mine planning and limited diamond drilling, at a budgeted cost of $500,000.

ATW Diamond Project, NWT

Almaden has a net 37.5% interest in this project where work over the past several field seasons has identified the source area of the diamond indicator mineral train. A bathymetry survey was carried out over a lake on the claims in August and September of 2005 to determine water depths over the drill target locations.  The Company incurred $30,609 in exploration expenditures during 2005.

PV Gold-Silver Project

The PV, which includes the NIC property, was discovered, staked and is held 100% by Almaden. The properties were optioned to Consolidated Spire Ventures Ltd. ("Spire") on terms whereby Spire can earn a 60% interest by spending $1.3 million on exploration and issuing 600,000 shares to Almaden, all before the end of 2007. Exploration by Spire on PV during 2005 consisted primarily of helicopter borne soil and stream sediment sampling and hand trenching.  Spire incurred $389,000 in exploration expenditures during 2005.

Skoonka Creek Gold-Silver Project

The Skoonka Creek (formerly Sam) property was discovered in 2003, staked and is held 100% by Almaden.  The property was optioned to Strongbow Exploration Inc. on terms whereby Strongbow can earn a 60% interest in the property by issuing 1,000,000 shares to Almaden and spending $4,000,000 on the claims by December 31, 2010.  Soil sampling, geophysical surveys and diamond drilling were carried out on the claims for a total expenditure of $668,000.  Diamond drilling under the JJ showing discovered in 2004 intersected quartz veining.

Nicoamen River Gold-Silver Project

The Nicoamen River property was discovered and staked in 2004 and is held 100% by Almaden. Soil sampling, prospecting and hand trenching were carried out during 2005. The Company incurred $42,355 in exploration expenditures during 2005.

Merit  Gold-Silver Project

The Merit property was discovered and staked in 2004 and is held 100% by Almaden. Soil sampling, prospecting and hand trenching were carried out during 2005. The Company incurred $72,176 in exploration expenditures during 2005.

Exploration projects - Mexico

Fuego Gold-Silver Property

Almaden acquired this gold silver property in Mexico by staking during 2003. In 2004, the property was optioned to Horseshoe Gold Mining Inc. ("Horseshoe") under terms whereby Horseshoe has an option to earn a 50% interest by spending US$2 million on exploration and issuing 1,000,000 shares to Almaden. Horseshoe has the option to acquire a further 10% interest by spending an additional US$1 million on exploration. Upon Horseshoe earning a 60% interest, Almaden would have 120 days to sell its remaining 40% interest to Horseshoe in return for a 40% interest in the then issued capital of Horseshoe. Horseshoe had a firm commitment to spend US$200,000 and to issue 200,000 shares in the first year. By reason of delays in obtaining requisite permits to conduct exploratory drilling and consequent delays in securing appropriate drilling equipment, Horseshoe was unable to make requisite expenditures within the times provided in the Horseshoe Option. By amendment dated as of the 31st of January 2005, times to perform work requirements and to meet share issuances were extended essentially by one year. In 2005, Horseshoe completed a field program consisting of linecutting, soil and rock sampling and geologic mapping and commenced a diamond drill program just prior to year end.  This program was suspended over the holidays and recommenced in early 2006.

Caballo Blanco Gold-Silver Project

The Caballo Blanco project is optioned to Comaplex Minerals Ltd. ("Comaplex") who can earn a 60% interest by spending US$2 million. Comaplex completed several programs of work in 2003 and 2004 that defined a number of drill targets in three parts of the property. Comaplex informed the Company that road building to the Northern Zone has been difficult. It is now planned to access this area with a man-portable drill.  Several drill holes have been completed in the Central Grid area and the Highway Zone with encouraging results.  Further geological mapping and sampling were conducted later in 2005 and another campaign of drilling is planned for early in 2006.

San Carlos Copper-Gold Project

In 2004, the Company signed a joint venture agreement with Hawkeye Gold and Diamond Inc. ("Hawkeye") on terms whereby Hawkeye can earn a total of 60% by spending US$4 million on exploration and issuing 800,000 shares to Almaden over seven years. Hawkeye conducted line cutting, geochemical, geophysical and geological programs during 2004 and early in 2005.  This work outlined a number of drill targets. In April 2005, Almaden signed a revised option agreement with Hawkeye on terms whereby Hawkeye can earn a total of 60% of the by paying $C45,475 representing past obligations (paid), issuing a total of 1,850,000 shares to Almaden (850,000 already received) and incurring exploration expenditures of US$4 Million over six years. In 2004, Hawkeye carried out a geologic mapping, geochemical and geophysical survey and rock and soil sampling program over an area of anomalous soils previously identified.  This work delineated several areas that are deemed anomalous with respect to gold, silver, lead and zinc responses in soil samples and elevated chargeability responses recorded in the induced polarization geophysical survey carried out. Hawkeye has informed that it commenced a drill program in December, 2005 that was not completed before Christmas. Almaden has received no information or results to date from Hawkeye on the progress of this program. Hawkeye announced on January 30, 2006 that the drilling program had resumed.

El Pulpo Gold-Copper-Silver Project

During 2005, the Company completed its agreement with Ross River Minerals Inc. to sell 100% of its right, title and interest in the prospect.  In consideration for the Company's interest, Ross River issued to the Company 2.2 million shares of Ross River. Ross River is required to issue an additional 1.0 million shares when exploration and development expenditures on the property meet or exceed US $10.0 million and an additional 1.0 million shares on the delivery of a positive feasibility study recommending production on any part of the property. Almaden will retain a 2% NSR regarding any minerals from it's formerly 100% owned concessions. After a feasibility study is completed on a mineral deposit, one half of this 2% NSR (a 1% NSR) can be purchased by Ross River from Almaden for fair market value as determined by an internationally recognized engineering firm acceptable to both parties.

BHP Billiton ("BHP") Joint Venture

A phase one program was completed over the area of interest at a cost of US$200,000 to each company.  Based on results, a further program of exploration was agreed to which focused on the area deemed of most interest from previous work. All properties acquired in the first work phase have been quit claimed to Almaden. During 2005, the Company renegotiated the agreement with BHP and conducted geochemical stream silt sampling over a more focused and reduced area with several promising anomalies identified.  However, subsequent to year end, BHP advised the Company that it does not intend to carry on with the Joint Venture.  At time of writing, a formal termination agreement has not been prepared.

Japan Oil, Gas and Metals National Corporation ("JOGMEC") Joint Venture

During 2005, the Company entered into a joint venture agreement with JOGMEC. The regional joint venture program is to consist of grassroots exploration for base metal deposits over a selected area in Mexico. JOGMEC will contribute US$700,000 to this program to be spent by March 31, 2007.  JOGMEC can acquire a 60% interest in any mineral property acquired during the course of the exploration program ("designated property") by incurring an additional US$500,000 of exploration expenditures for each designated property. Any property identified by the program, but not selected as a designated property, shall be 100% owned by the Company.

In addition to the exploration joint venture, JOGMEC may earn an initial 51% interest in the Company's Santa Isabela property, acquired by staking, by incurring exploration expenditures totaling US$300,000 by October 31, 2005 (done) and by incurring an aggregate of exploration expenditure totaling US$1,000,000 by March 31, 2007. JOGMEC can increase its interest to 60% by incurring an additional US$500,000 of exploration expenditures by September 30, 2008. In October, 2005 a program of soil sampling, Induced Polarisation (IP) and magnetics geophysics was conducted. A diamond drill program was also initiated, however delays and difficulties in drilling under the timing constraints limited the drilling program to one hole which was drilled to a depth of 363 meters. The drill hole encountered two broad zones of anomalous lead, zinc, silver and arsenic values within zones of bleached, brecciated and calcite veined limestone. The hole was designed to test one of the areas of elevated silver, lead and zinc values in soil. Roughly 400 meters away from the location of this drill hole, IP geophysics identified an area of highly elevated chargeability responses thought to represent massive sulphide style mineralization at depth. Budget and time constraints did not allow for drill testing this anomaly. The alteration and mineralization observed in the hole drilled, are interpreted to be typical of that associated with areas peripheral to zones of massive sulphide mineralization.

Results of operations

Almaden's operations during the year ended December 31, 2005 produced a net loss of $1,095,215 or $0.03 per share (2004 - $3,065,803 or $0.11 per share). The significant fluctuation in net loss is primarily due to an increase in income from mineral property options and a reduction in the expense recognized for stock options granted during the year ended December 31, 2005.

The Company has no revenue from mining operations. Revenue includes interest income, proceeds from geophysical programs undertaken on behalf of third parties and the recovery of value-added tax in Mexico, all of which increased during Fiscal 2005 as compared to Fiscal 2004.

General and administrative costs were $859,040 in the year ended December 31, 2005 (2004 - $705,826).  The increase was primarily due to an increase in office and licenses - general office expenses which increased due to the overall increase in activity during the year, stock exchange fees due to the Company's listing on the American Stock Exchange and the non-cash expense of depreciation.  Although the Company's expenditures on travel and promotion decreased during the current year, the Company did participate in numerous investment conferences throughout the year including the Vancouver Resource Investment Conference, the World Outlook Financial Conference, the Prospectors and Developers Association Conference in Toronto. The Company engaged Roth Investor Relations Inc. of New Jersey to introduce senior management to various investment brokers in Atlanta, Georgia and a trip was undertaken by the President to meet several fund managers in Paris, France.  The Company also paid Casey Research for a sponsored profile on the Kitco Casey website throughout the year.

General exploration costs were $829,415 in the year ended December 31, 2005 (2004 - $539,794). The increase was primarily due to operational costs and repairs to drill equipment not related to a specific project ($255,126).  Overall general exploration activity remained consistent in both years.

Income on mineral property options consists of equity securities received pursuant to mineral property option agreements and reflect the excess of the market value at the time of receipt over the carrying value of the property.

Significant non-cash items include the income on mineral property options discussed above, the write-down of interests in mineral properties, stock option compensation, and income tax recovery. Income on mineral property options increased to $912,795 during the year ended December 31, 2005 (2004 - $104,027) mainly on the receipt of 2,200,000 shares (value on receipt - $616,000) of Ross River Minerals Ltd. on completion of sale of the El Pulpo property and the receipt of 850,000 shares (value on receipt - $136,000) pursuant to an amended agreement with Hawkeye Gold and Diamond Inc. relating to the San Carlos property. Write-down of interests in mineral properties during the year ended December 31, 2005 decreased to $567,658 (2004 - $903,358). This write-down is based on managements evaluation of the carrying value of each mineral property interest held. Stock option compensation during the year ended December 31, 2005 decreased to $213,600 (2004 - $1,234,783).  This expense is directly related to the number of stock options granted during any year. A future income tax recovery was recorded upon the adoption at December 31, 2004 of the recommendations of Emerging Issues Committee - 146 with respect to flow-through shares. Refer to Changes in accounting principles - Flow-through shares below.

Liquidity and capital resources

At December 31, 2005, the Company had working capital of $9,374,074 (2004 - $4,659,617) and cash and cash equivalents of $7,961,050 (2004 - $4,125,706).  The increase in cash is primarily due to the closing of two private placements during the year ended December 31, 2005 for proceeds of $6,547,800 net of share issuance costs.  In addition, the market value of the Company's inventory of gold bullion at December 31, 2005 was $962,707 - $687,939 above book value. The market value of equity securities at December 31, 2005 was $1,816,560 - $609,633 above book value. These values differ from the GAAP based carrying value on the balance sheet which is at the lower of cost or market. Should the Company dispose of all its equity securities at one particular time, it would not realize this market value. Instead, the Company disposes of equities when favorable market conditions exist for any of its holdings. Also, included in working capital is a liability arising from the contingent obligation in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years.  The Company is currently appealing the Minister's decision to the Supreme Court of British Columbia. The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for the next several years. The Company has no long-term debt.

Cash used for operating activities during 2005 was $1,576,196 (2004 - $1,316,142) after adjusting for the non-cash activities.  Significant non-cash expenses are discussed above.

Cash flows from financing activities during 2005 were $7,227,921 (2004 - $2,071,427). The source of cash during 2005 is from the completion of private placement financings ($6,558,615 net of share issuance costs), the exercise of share purchase warrants ($457,125) and the exercise of stock options ($212,181).

The Company completed a private placement of 500,000 flow-through common shares in August 2005 and a private placement of 3,700,000 units in November 2005.

During 2005, Almaden had proceeds from the sale of equity securities of $243,940 (2004 - $22,689 net proceeds from the sale of equity securities in excess of purchases). This relates to the sale of equity securities received as income from mineral property option agreements at a price in excess of their book value. During 2005, $804,146 (2004 - $173,747) was invested in property, plant and equipment, primarily the purchase of drill equipment ($643,077) and vehicles ($92,326) to be used in exploration in Mexico. During 2005, investments of $1,459,485 (2004 - $1,317,435) were made in mineral properties interests, most significantly the Elk property in British Columbia ($801,833). These investments are net of any proceeds received from option agreements and costs recovered.  There were no gold sales during 2005 and 2004.

Contractual commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. This lease was extended and expanded early in Fiscal 2006 and the commitments below reflect this increase. The Company does have government requirements in work and/or taxes to maintain other claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company.  All other property options payments on the Company's projects have been assumed by third parties who are earning their interests in the projects. The following table indicates the total aggregate contractual commitments for each period.

	2006	2007	2008	2009	2010	Thereafter

Office lease	$45,000	$48,800	$48,800	$59,100	$60,100	$5,000

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than disclosed above.

Critical accounting estimates

The Company capitalizes all costs relating to the acquisition, exploration and development of its mineral properties. All income from mineral property options is credited against the cost of the property. Should commercial production commence, these cost will be amortized. When a property is abandoned or when there is indication of impairment, all related costs are charged to operations.

The Company compares the carrying value of its property, plant and equipment to estimated net recoverable amounts. Should the assets' carrying value exceed its estimated recoverable amount, all amounts related to the impairment are charged to operations.

The Company's financial assets and liabilities are cash and cash equivalents, accounts receivable and prepaid expenses, marketable securities, inventory, accounts payable and accrued liabilities and mineral taxes payable. The fair values of these financial instruments are estimated to be their carrying values due to their short-term nature. Cash and cash equivalents includes short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  Compensation expense is determined using Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option.  Changes in these input assumptions can significantly affect the fair value estimate.

For the year ended December 31, 2005 total stock option compensation expense of $213,600 (2004 - $1,234,783) was calculated using the following assumptions; no dividends are to be paid; expected volatility of 61% (2004 - 61%); risk-free interest rate of 3.45% (2004 - 3.30%) and expected life of 4 years (2004 - 4.5 years).  An equivalent amount is included in contributed surplus.

Changes in accounting principles

Flow-through shares

The Emerging Issues Committee - 146 amended the accounting standard with respect to flow-through shares during 2004.  The standard requires, for all flow-through shares issued subsequent to December 31, 2003, the recognition of the future income tax liability and a corresponding increase to deficit on the date the company renounces the tax credits associated with the expenditures, provided there is a reasonable assurance that the expenditures will be made.  The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses.  The Company adopted the standard and the consolidated financial statements for the years ended December 31, 2005 and 2004 reflect these recommendations.

Summary of selected quarterly information

	Quarter Ended (unaudited)
	2005
	March 31	June 30	September 30	December 31
Total revenues	$ 28,727	$ 66,155	$ 75,729	$ 75,830
Net loss (gain)	162,899	477,691	(288,235)	742,860
Net loss (gain) per share	0.00	0.02	(0.01)	0.02
Income on mineral property options	113,522	3,527	689,423	106,323
Total assets	10,212,087	10,050,122	11,797,329	16,366,755

	Quarter Ended (unaudited)
	2004
	March 31	June 30	September 30	December 31
Total revenues	$ 42,816	$ 23,379	$ 39,557	$ 33,117
Net loss	324,218	258,688	725,410	1,757,487
Net loss per share	0.01	0.01	0.02	0.07
Income on mineral property options	19,866	89,902	959	(6,700)
Total assets	10,591,469	10,695,340	11,238,229	10,215,275

During the quarter ended December 31, 2005, the Company's operations produced a net loss of $742,860 or $0.02 per share (2004 - $1,757,487 or $0.07 per share).  Revenue was $75,830 during the quarter (2004 - $33,117).  This increase was primarily due to proceeds from geophysical programs undertaken on behalf of third parties and an increase in interest earned. Income on mineral property options consists of equity securities received pursuant to mineral property option agreements and reflect the excess of the market value at the time of receipt over the carrying value of the property.

General and administrative costs increased by $276,013 during the quarter (2004 - $182,885) primarily due to an increase in office and licenses and professional fees due to the overall increase in the Company's activity and the non-cash expense of depreciation. General exploration expenses increased by $357,998 during the quarter ended December 31, 2005 (2004 - $26,341) primarily due to operational costs and repairs to drill equipment not related to a specific project.

Cash used for operating activities during the quarter ended December 31, 2005 was $1,349,235 (2004 - $308,310).  Significant non-cash items include the income on mineral property options, the write-down of interests in mineral properties, stock option compensation, and income tax recovery.

Cash flows from financing activities during the quarter were $6,072,029 (2004 - $49,930). The source of cash during 2005 is from the completion of private placement financings, the exercise of share purchase warrants and the exercise of stock options. The Company completed a private placement of 3,700,000 units in November 2005.

Cash used for investing activities during the quarter ended December 31, 2005 was $209,459 (2004 - $423,028).  Significant items include the purchase of property, plant and equipment and the investment in mineral properties.

Outstanding share data

The Company is authorized to issue an unlimited number of common shares without par value. As at March 23, 2006 ~~February 23, 2006~~ , there were 38, 645,452 ~~382,852~~ outstanding common shares compared to 31,172,767 outstanding shares at March 23, ~~February 28,~~  2005. Subsequent to December 31, 2005, 1, 500,955 ~~298,355~~ share purchase warrants and 952, ~~892,~~ 000 stock options were exercised.

During the year ended December 31, 2005, the Company received cash proceeds of $5,673,615, net of share issue costs, from private placement financings, $457,125 and $212,181 pursuant to the exercise of share purchase warrants and stock options, respectively.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan. This plan and its terms and outstanding balance are disclosed in note 8 to the consolidated financial statements.

Related party transactions

A total of $129,840 (2004 - $110,400) was paid to a company controlled by Duane Poliquin, the President of the Company, for geological consulting services and general and administrative services during the year. A total of $84,000 (2004 - $66,542) was paid to a company controlled by Morgan Poliquin, a Director of the Company, for geological consulting services during the year.  A vehicle owned by this company was purchased by Almaden for $22,000 during 2005. These amounts are included in property, plant and equipment, general exploration and mineral property costs. A total of $62,550 (2004 - $55,637) was paid to Dione Bitzer, CMA, an Officer of the Company for accounting services during the year.  This amount is included in professional fees.

Disclosure controls and procedures

The Company's chief executive officer and chief financial officer have evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2005. Based upon this evaluation, the officers have concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level.

Outlook

Almaden ended 2005 with a strong cash position that will enable it to continue its own exploration efforts in Mexico and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Report of Independent Registered Chartered Accountants and Consolidated Financial Statements

ALMADEN MINERALS LTD.

(An exploration stage company)

December 31, 2005 and 2004

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of

Almaden Minerals Ltd.

We have audited the consolidated balance sheets of Almaden Minerals Ltd. (an exploration stage company) as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2005 and the cumulative amount from incorporation, September 25, 1980, to December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 and the cumulative amount from incorporation, September 25, 1980, to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Independent Registered Chartered Accountants

Vancouver, Canada

February 23, 2006

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of explanatory paragraphs (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements, and when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 3 to the consolidated financial statements.  Our report to the shareholders dated February 23, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events and such changes in accounting principles in the report of the independent registered chartered accountants when these are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants

Vancouver, Canada

February 23, 2006

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
December 31,
(Expressed in Canadian dollars)

	2005	2004
ASSETS

CURRENT
Cash and cash equivalents	$7,961,050	$4,125,706
Accounts receivable and prepaid expenses	497,530	213,176
Marketable securities (Note 4)	1,206,927	504,754
Inventory (Note 5)	274,768	274,768
TOTAL CURRENT ASSETS	9,940,275	5,118,404
PROPERTY, PLANT AND EQUIPMENT (Note 6)	1,240,806	575,142
RECLAMATION DEPOSIT	81,500	81,500
MINERAL PROPERTIES (Note 7)	5,104,174	4,440,229
TOTAL ASSETS	$16,366,755	$10,215,275

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$186,548	$79,134
Mineral taxes payable	379,653	379,653
TOTAL CURRENT LIABILITIES	566,201	458,787

SHAREHOLDERS' EQUITY

Share capital
Authorized
Unlimited number of common shares without par value
Issued (Note 8)
36,192,497 shares - December 31, 2005
31,142,767 shares - December 31, 2004	31,639,259	25,258,538
Contributed surplus (Note 9)	2,659,154	1,598,354
Deficit accumulated during the exploration stage	(18,497,859)	(17,100,404)
TOTAL SHAREHOLDERS' EQUITY	15,800,554	9,756,488
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$16,366,755	$10,215,275

COMMITMENTS AND CONTINGENCIES (Note 16)

ON BEHALF OF THE BOARD:

(Signed Duane Poliquin)	(Signed James E. McInnes)
Duane Poliquin, Director	James E. McInnes, Director

See accompanying notes to the consolidated financial statements.

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Cumulative
amount since
incorporation
September 25,
1980 to
December 31,		Years ended December 31,
	2005	2005	2004	2003

REVENUE
Interest income	$960,018	$94,821	$74,265	$34,267
Other income	346,415	151,620	64,604	49,628
	1,306,433	246,441	138,869	83,895

EXPENSES
General and administrative
expenses (Schedule 1)	6,009,472	859,040	705,826	605,763
General exploration expenses	3,658,672	829,415	539,794	439,503
Write-down of interests in
mineral properties	2,184,441	567,658	903,358	105,666
Stock option compensation (Note 8)	7,631,500	213,600	1,234,783	220,000
	19,484,085	2,469,713	3,383,761	1,370,932
	(18,177,652)	(2,223,272)	(3,244,892)	(1,287,037)
WRITE-DOWN OF MARKETABLE
SECURITIES	(288,120)	(170,844)	(117,276)	-
INCOME ON MINERAL PROPERTY
OPTIONS	1,727,175	912,795	104,027	26,335
(LOSS) GAIN ON SALE OF
SECURITIES	(1,577,880)	115,240	(117)	13,980
GAIN (LOSS) ON SALE OF PROPERTY,
PLANT AND EQUIPMENT	12,405	10,995	(12,800)	-
FOREIGN EXCHANGE LOSS	(193,787)	(42,369)	(133,145)	(79,583)
LOSS BEFORE INCOME TAXES	(18,497,859)	(1,397,455)	(3,404,203)	(1,326,305)
INCOME TAX RECOVERY (Note 15)	640,640	302,240	338,400	-
NET LOSS	(17,857,219)	(1,095,215)	(3,065,803)	(1,326,305)
DEFICIT, ACCUMULATED
DURING EXPLORATION
STAGE, BEGINNING OF PERIOD	-	(17,100,404)	(13,696,201)	(12,369,896)
RENOUNCEMENT OF TAX
DEDUCTIBILITY RELATING TO
FLOW-THROUGH SHARES (Note 3)	(640,640)	(302,240)	(338,400)	-
DEFICIT, ACCUMULATED
DURING EXPLORATION
STAGE, END OF PERIOD	$(18,497,859)	$(18,497,859)	$(17,100,404)	$(13,696,201)

NET LOSS PER SHARE
Basic and fully diluted		$(0.03)	$(0.11)	$(0.06)

BASIC AND DILUTED WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING		32,078,779	30,232,499	23,378,693

See accompanying notes to the consolidated financial statements.

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Cumulative
amount since
incorporation
September 25,
1980 to
December 31,		Years ended December 31,
	2005	2005	2004	2003
OPERATING ACTIVITIES
Net loss	$(17,857,219)	$(1,095,215)	$(3,065,803)	$(1,326,305)
Items not affecting cash
Income tax recovery	(640,640)	(302,240)	(338,400)	-
Depreciation	558,072	149,477	60,326	38,852
Loss (gain) on marketable securities	1,577,880	(115,240)	117	(13,980)
Write-down of marketable securities	288,120	170,844	117,276	-
Income on mineral property options	(1,043,157)	(912,795)	(104,027)	(26,335)
Write-down of interests in mineral properties	7,985,558	567,658	903,358	105,666
Stock-option compensation	1,830,383	213,600	1,234,783	220,000
Gain on sale of property, plant and equipment	(12,405)	(10,995)	12,800	-
Other	(64,350)	(64,350)	-	-
Write-off of incorporation costs	3,298	-	-	-
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(503,006)	(284,354)	(108,070)	30,979
Accounts payable and accrued liabilities	151,446	107,414	29,509	(12,189)
Deferred exploration advances	-	-	(58,011)	58,011
Mineral taxes payable	(669)	-	-	(12,800)
	(7,726,689)	(1,576,196)	(1,316,142)	(938,101)

FINANCING ACTIVITY
Issuance of shares, net of share issue costs	29,923,218	7,227,921	2,071,427	5,779,301

INVESTING ACTIVITIES
Cash acquired upon business combination	198,131	-	-	-
Long-term investment	(1,891,315)	-	-	-
Reclamation deposit	(5,000)	-	-	-
Marketable securities
Purchases	(4,437,414)	-	(162,227)	(352,526)
Net proceeds	4,379,271	243,940	184,916	597,294
Property, plant and equipment
Purchases	(1,801,260)	(804,146)	(173,747)	(247,879)
Proceeds	62,287	-	-	-
Mineral properties
Costs	(12,312,096)	(1,459,485)	(1,317,435)	(964,142)
Gold sales	362,906	-	-	-
Net proceeds	1,212,309	203,310	-	-
Incorporation costs	(3,298)	-	-	-
	(14,235,479)	(1,816,381)	(1,468,493)	(967,253)
NET CASH INFLOW (OUTFLOW)	7,961,050	3,835,344	(713,208)	3,873,947
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	-	4,125,706	4,838,914	964,967
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$7,961,050	$7,961,050	$4,125,706	$4,838,914

SUPPLEMENTARY CASH FLOW INFORMATION (Note 11)

See accompanying notes to the consolidated financial statements.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

1.

NATURE OF OPERATIONS

Almaden Minerals Ltd. (the “Company”) is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economic recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which in respect of these financial statements are different in some respects from generally accepted accounting principles in the United States of America as discussed in Note 17 and include the following policies:

(a)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

Almaden America Inc.

Nevada

Republic Resources Ltd.

British Columbia

Almaden de Mexico, S.A. de C.V.

Mexico

Minera Gavilan, S.A. de C.V.

Mexico

Compania Minera Zapata, S.A. de C.V.

Mexico

(b)

Foreign exchange

The functional currency of the Company’s subsidiaries has been determined to be the Canadian dollar.  U.S. dollar and Mexican peso denominated amounts in these financial statements are translated into Canadian dollars on the following basis:

(i)

Monetary assets and liabilities - at the rate of exchange prevailing at the year-end.

(ii)

Non-monetary assets - at the rates of exchange prevailing when the assets were acquired or the liabilities assumed.

(iii)

Income and expenses - at the rate approximating the rates of exchange prevailing on the dates of the transactions.

(iv)

Gains and losses on translation are credited or charged to operations.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

(d)

Marketable securities

Investment in marketable securities is recorded at the lower of cost and quoted market value.

(e)

Inventory

Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

(f)

Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment

30%

Computer hardware and software

30%

Field equipment

20%

Furniture and fixtures

20%

Geological data library

20%

Mill equipment

30%

Drill equipment

20%

Leasehold improvements

20%  straight-line

The Company compares the carrying value of property, plant and equipment to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant. An impairment in value would be indicated if the assets’ carrying value exceeds the estimated recoverable amount.  During the periods covered by these financial statements there was no indication of impairment.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Mineral properties

The Company is in the exploration stage with respect to its investment in mineral claims and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims.  At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and on future production or proceeds of disposition.

(h)

Income taxes

Future income tax liabilities and future income tax assets are recorded based on differences between the financial reporting basis of the Company’s assets and liabilities and their corresponding tax basis.  The future benefits of income tax assets, including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized.  These future income tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

(i)

Income from mineral property options

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

(j)

Stock-based compensation plans

The Company accounts for options granted under its fixed stock option plan (Note 8 (c)) using the fair value based method of accounting for stock-based compensation.  Accordingly, the fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Asset retirement obligation

Effective January 1, 2004, the Company adopted the accounting standard for asset retirement obligations, a standard that applies to future site reclamation costs for the Company’s mineral properties.  Under this standard, a liability for an asset retirement obligation is initially recognized at its fair value in the period in which it is incurred.  Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the life of the related asset.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows required to settle the obligation.

(l)

Loss per share

The loss per share is based on the weighted average number of common shares of the Company that were outstanding each year.  The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive.  For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year.  For the three years ended December 31, 2005, all of the outstanding stock options and warrants are anti-dilutive.

(m)

Use of estimates

The preparation of financial statements in conformity with the Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.  Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes and contingencies.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

3.

ACCOUNTING CHANGES

Effective January 1, 2004 the Company adopted, on a prospective basis, the recommendations of Emerging Issues Committee - 146 with respect to flow-through shares.  For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding increase to deficit on the date the company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.  The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses.  The impact of this adoption was a future income tax recovery of $338,400 in 2004.

4.

MARKETABLE SECURITIES

Marketable securities consist of equity securities which are valued at the lower of cost and market. The market value of the securities as at December 31, 2005 was $1,816,560 (2004 - $1,045,147).

5.

INVENTORY

Inventory consists of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at December 31, 2005 is $962,707 (2004 - $843,599).

6.

PROPERTY, PLANT AND EQUIPMENT

	2005
		Accumulated	Net book
	Cost	depreciation	value

Automotive equipment	$263,978	$138,932	$125,046
Furniture and fixtures	111,036	94,132	16,904
Computer hardware	174,559	133,668	40,891
Computer software	30,036	16,681	13,355
Geological data library	65,106	28,577	36,529
Field equipment	208,927	111,290	97,637
Mill equipment	323,264	-	323,264
Leasehold improvements	11,439	3,028	8,411
Drill equipment	643,078	64,309	578,769
	$1,831,423	$590,617	$1,240,806

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

6.

PROPERTY, PLANT AND EQUIPMENT (Continued)

	2004
		Accumulated	Net book
	Cost	depreciation	value

Automotive equipment	$171,652	$105,125	$66,527
Furniture and fixtures	108,408	90,235	18,173
Computer hardware	157,718	119,752	37,966
Computer software	23,321	12,397	10,924
Geological data library	65,106	19,445	45,661
Field equipment	160,533	92,930	67,603
Mill equipment	323,264	-	323,264
Leasehold improvements	6,280	1,256	5,024
	$1,016,282	$441,140	$575,142

At December 31, 2005 the mill equipment was not available for use.  Depreciation will be charged once the equipment is put into use.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES

	2005	2004
Canada

Elk
100% interest in mineral claims in British Columbia
which includes the Siwash gold deposit	$3,359,078	$2,557,245
ATW
Net 37.5% interest in mineral claims near Lac De Gras,
Northwest Territories	212,254	196,944
PV (Note 7 (f))
100% interest in mineral claims in British Columbia	121,937	130,897
Merit
100% interest in mineral claims in British Columbia	90,566	18,390
Nicoamen River
100% interest in mineral claims in British Columbia	48,665	6,310
Skoonka Creek (Note 7 (g))
100% interest in mineral claims in British Columbia	33,006	57,599
MOR
100% interest in minerals claims in the Yukon Territory	31,524	31,524
Rock River Coal
50% interest in 187,698 acre coal prospect in the Yukon
Territory	39,339	39,339

Mexico

Caballo Blanco (Note 7 (a))
Option to purchase 100% interest in mineral claims in
Veracruz State	542,955	524,885
Fuego (Note 7 (b))
100% interest in mineral claims in Oaxaca State	1	58,135
San Carlos / San Jose (Note 7 (c))
100% interest in the San Carlos and San Jose mineral
claims in Tamaulipas State	90,207	203,142
Yago / La Sarda (Note 7 (d))
100% interest in mineral claim in Nayarit State	1	223,479
El Pulpo (Note 7 (e))
(2004 - 100% interest in mineral claims in Sinaloa State)	-	1

Interests in various other mineral claims (Note 7 ( j))	534,641	392,339
	$5,104,174	$4,440,229

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES (Continued)

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)

Caballo Blanco

In terms of the original agreement, to earn a 60% interest in the property, the Company had to issue a total of 200,000 shares and pay US$500,000 plus value added tax over four and a half years.  To earn the remaining 40% interest, the Company had to pay an additional US$500,000 plus value added tax within a year of earning its 60% interest, plus a 2.5% net smelter return (“NSR”).  The Company could have reduced this NSR to 1.5% for a fixed payment of US$2,000,000 plus value added tax payable equally over 10 years.

The agreement was amended in January 2003.  To earn a 100% interest, the Company must issue a total of 200,000 common shares and must pay US$668,500 plus value added tax by February 26, 2007.  The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of US$750,000 plus value added tax.  As at December 31, 2005, the Company had issued the required 200,000 common shares and paid US$398,500 of this obligation.

During 2003, the Company entered into an agreement with Comaplex Minerals Corp. (“Comaplex”).  To earn a 60% interest, Comaplex must keep the property in good standing and incur exploration expenditures totalling US$2,000,000 by January 16, 2007. Subsequent to December 31, 2005, Comaplex will continue their drilling program on the property.

(b)

Fuego

The Company acquired a 100% interest in the Fuego claim by staking.  During 2004, the Company entered into an agreement with Horseshoe Gold Mining Inc. (“Horseshoe”).  To earn an initial 50% interest, Horseshoe must maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 and issue 1,000,000 shares to the Company by December 31, 2006.  Horseshoe can increase its interest to 60% by incurring an additional US$1,000,000 of exploration expenditures by December 31, 2007.  Once Horseshoe has earned a 60% interest, Almaden has the right, but not the obligation, to exchange its remaining 40% interest in the property for 40% of the then issued capital of Horseshoe.

During 2005, the agreement was amended extending commitment dates to December 31, 2008.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES (Continued)

(c)

San Carlos

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim, subject to a 2% NSR. The Begonia claims, which are surrounded by the San Carlos claims, were held under option.  During 2004, the Company abandoned its option on these claims.

During 2004, the Company entered into an agreement with Hawkeye Gold & Diamond Inc. (“Hawkeye”).  To earn an initial 51% interest, Hawkeye must maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 by March 15, 2008 and issue 500,000 shares to the Company by March 15, 2007.  Hawkeye can increase its interest to 60% by incurring an additional $2,000,000 of exploration expenditures by March 15, 2011 and issuing a further 300,000 shares to the Company by March 15, 2010.

During 2005, the agreement was amended.  To earn a 51% interest, Hawkeye must issue 850,000 shares (received) and pay $45,475 (paid), maintain the property in good standing, incur exploration expenditures totaling US$2,000,000 and issue 400,000 shares to the Company by April 2008.  Hawkeye can increase its interest to 60% by incurring an additional US$2,000,000 of exploration expenditures and issuing a further 300,000 shares to the Company by April 2011.

(d)

Yago / La Sarda

The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda claims.  The adjoining Guadalupe and Sagitario claims were held under option.  To earn a 100% interest in the Guadalupe claim, the Company had to pay US$30,000 plus value added tax over six years.  To earn a 100% interest in the Sagitario claim the Company had to pay US$250,000 plus value added tax by January 1, 2005.

During 2004, the Company purchased a 100% interest in the Guadalupe claim for US$15,000 plus value added tax and a 100% interest in the Sagitario claim for US$10,000 plus value added tax.

Also, during 2004, the Company entered into an agreement to acquire a 100% interest in As de Oro claim.  To earn its interest, the Company must pay US$50,000 plus value added tax by 2007.  At December 31, 2005, US$20,000 of this obligation had been paid.

The Company acquired a 100% interest in additional claims in the surrounding area by staking.  These additional claims are considered part of the Yago property.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES (Continued)

(e)

El Pulpo

The Company acquired a 100% interest in the Gavilan claims by staking.  Two additional claims, which are surrounded by the Gavilan claims, were held under option.

During 2003, the Company entered into an agreement with Ross River Minerals Ltd. (“Ross River”).  To earn an initial 50.1% interest, Ross River had to maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 and issue 425,000 common shares to the Company by April 30, 2008.  Ross River could have increased its interest to 60% by incurring a further US$1,000,000 of exploration expenditures by April 30, 2010.

During 2005, the Company completed an agreement with Ross River whereby the Company sold 100% of its right, title and interest in the El Pulpo concessions and the underlying agreements for an initial issuance of 2,200,000 shares of Ross River, an additional 1,000,000 shares when exploration and development expenditures meet or exceed US$10,000,000, and a further 1,000,000 shares on the delivery of a positive feasibility study recommending production on any part of the property.  The Company retains a 2% NSR regarding any minerals from its formerly 100% owned concessions.  Should Ross River give notice to the Company that a decision has been made to place all or any part of the concessions into commercial production, Ross River can then purchase one-half of the NSR (such that the NSR would be reduced to 1%) for consideration equal to the fair market value of the 1% royalty based upon the feasibility study, such value to be determined by an internationally recognized engineering firm mutually acceptable to both parties.

(f)

PV

The Company acquired the PV claims by staking.  During 2004, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn a 60% interest, Spire must incur exploration expenditures totalling US$1,300,000 by December 31, 2007 and issue 600,000 shares to the Company by January 10, 2007.  At December 31, 2005, Spire had spent approximately $383,000 on the property.

(g)

Skoonka Creek

The Company acquired a 100% interest in the Skoonka Creek property by staking.  During 2005, the Company entered into an agreement with Strongbow Exploration Inc. (“Strongbow”).  To earn a 60% interest, Strongbow must incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2010.  At December 31, 2005, Strongbow had spent approximately $668,000 on the property.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES (Continued)

(h)

BHP Billiton Joint Venture

On May 9, 2002, the Company entered into a joint venture agreement with BHP Billiton World Exploration Inc. (“BHP”) to undertake exploration in eastern Mexico.  Each company committed to fund US$200,000 of exploration in the first phase.  To earn a 51% interest in any property which may have been acquired, BHP had to fund an initial US$1,000,000 of exploration, after which both companies would have been committed to fund a further US$750,000 of exploration.  If either company failed to make its contribution, it would have been diluted to a 2% net smelter return royalty.  If both companies maintained their interest of funding, BHP could have earned a further 19% interest in each project by completing a feasibility study.  A final 10% interest could have been earned by BHP by funding the property into production.  At December 31, 2004, each company had incurred US$200,000 of exploration expenditures.

During 2005, the Company amended its agreement with BHP.  The terms of the amended agreement outline two separate phases dependent upon success in the first phase.  The first phase of exploration consists of a minimum of US$50,000 to be spent in the first year.  If both the Company and BHP agree to acquire any properties discovered, BHP will have the option to carry out US$750,000 of exploration on each property in order to earn a 51% interest in that property.  After BHP has completed this expenditure each property would enter a joint venture phase of exploration during which both the Company and BHP would contribute US$750,000 for a total of US$1,500,000.  If one party fails to contribute to this phase, it would be diluted to a 2% NSR.  After this joint venture stage is complete and if both parties have maintained their interest by funding, BHP can then elect to earn an additional 19% interest, for a total of 70% interest in each project, by completing a feasibility study not to exceed US$25,000,000 for each project.  A final 10% interest can be earned if BHP funds the property into production.  Subsequent to December 31, 2005, BHP advised the Company that it does not intend to carry on with the joint venture.  A formal termination agreement has not yet been reached.

(i)

Japan Oil, Gas and Metals National Corporation Joint Venture

On July 29, 2005, the Company entered into a joint venture agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”).  The regional joint venture program is to consist of grassroots exploration for base metal deposits over a selected area in Mexico.  JOGMEC will contribute US$700,000 to this program with US$300,000 of exploration expenditures to be incurred by March 31, 2006 and the remainder by March 31, 2007.  JOGMEC can acquire a 60% interest in any mineral property acquired during the course of the exploration program (“designated property”) by incurring an additional US$500,000 of exploration expenditures for each designated property.  Any property identified by the program, but not selected as a designated property, shall be 100% owned by the Company.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES (Continued)

(i)

Japan Oil, Gas and Metals National Corporation Joint Venture (continued)

In addition to the exploration joint venture, JOGMEC may earn an initial 51% interest in the Company’s Santa Isabela property, acquired by staking, by incurring exploration expenditures totaling US$300,000 by October 31, 2005 (spent) and by incurring an aggregate of exploration expenditure totaling US$1,000,000 by March 31, 2007.  JOGMEC can increase its interest to 60% by incurring an additional US$500,000 of exploration expenditures by September 30, 2008.

(j)

Other

(i)

Guadalupe

The Company acquired a 100% interest in the Guadalupe claim by staking.  During 2004, the Company entered into an agreement with Grid Capital Corporation (“Grid”).  To earn an initial 50% interest, Grid had to maintain the property in good standing, incur exploration expenditures totalling US$1,000,000 and issue 400,000 shares to the Company by June 30, 2007.  During 2005, Grid abandoned its option on the property.

During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”).  To earn an initial 51% interest, Lincoln must incur exploration expenditures of US$2,000,000 and issue 350,000 shares to the Company over four years.  Lincoln can increase its interest to 60% by incurring an additional $1,000,000 of exploration expenditures over a further eighteen months and issue an additional 100,000 shares to the Company.  If production is achieved, then Lincoln must issue an additional 100,000 shares to the Company.

(ii)

Campanario

The Company acquired a 100% interest in the Campanario claim by staking.  During 2005, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn an initial 51% interest, Spire must incur exploration expenditures of $3,000,000 by April 30, 2010 and issue 400,000 shares to the Company by October 31, 2009.  Spire can increase its interest to 60% by incurring an additional $500,000 of exploration expenditures and issue an additional 300,000 shares to the Company by October 31, 2010.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

7.

MINERAL PROPERTIES (Continued)

(j)

Other (continued)

(iii)

Tropico

The Company acquired a 100% interest in the property.  During 2001, Santoy Resources Ltd. (“Santoy”) completed its obligations and earned a 60% interest in the property.  The property is subject to a 2.25% NSR.

(iv)

Goz Creek

The Company has a 100% interest in the Goz Creek property, Yukon Territory, which is subject to a 5% net profits interest.

8.

SHARE CAPITAL

(a)

The changes in issued shares for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Number	Amount

Balance, December 31, 2002	21,918,722	$17,389,381
For cash pursuant to private placements	2,773,800	2,362,704
For cash on exercise of share purchase warrants	2,771,807	1,648,664
For cash on exercise of stock options	162,750	68,498
Contributed surplus on exercise of stock options	-	7,475
Balance, December 31, 2003	27,627,079	21,476,722
For cash pursuant to private placements	1,722,250	2,553,913
For cash on exercise of share purchase warrants	1,503,438	1,088,919
For cash on exercise of stock options	290,000	128,030
Contributed surplus on exercise of stock options	-	10,954
Balance, December 31, 2004	31,142,767	25,258,538
For cash pursuant to private placements	4,206,180	5,673,615
For cash on exercise of share purchase warrants	318,250	457,125
For cash on exercise of stock options	525,300	212,181
Contributed surplus on exercise of stock options	-	37,800
Balance, December 31, 2005	36,192,497	$31,639,259

(i)

The Company issued 500,000 flow-through common shares on August 9, 2005 on a private placement basis at a price of $1.75 per share, after incurring issue costs of $33,610.  Also, 6,180 shares were issued to agents in consideration of their services.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

8.

SHARE CAPITAL (Continued)

(a)

(continued)

(ii)

The Company issued 3,700,000 units on November 16, 2005 on a private placement basis at a price of $1.70 per share, after incurring issue costs of $583,590.  Each unit consists of one common share and one warrant entitling the holder to purchase one additional common share at a price of $2.10 per share until November 16, 2007.  The warrants contain a provision whereby if, during the term of any unexercised warrant commencing four months after November 16, 2005, the common shares of the Company trade on any exchange for a period of 20 consecutive days at a price of $2.75 or greater the Company may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within twenty days of the notice, failing which the warrant will be deemed to have expired.  The fair value of the warrants issued as part of the private placement of $710,000 was allocated to contributed surplus.  Also, 370,000 warrants exercisable at $1.78 per share until November 16, 2007 were issued to agents in consideration of their services.  The fair value of the warrants issued to the agents of $175,000 was allocated to share capital and contributed surplus (Note 9).

(iii)

The Company issued 1,300,000 units on January 12, 2004 on a private placement basis at a price of $1.32 per share, after incurring issue costs of $16,565.  These funds were received by the Company prior to December 31, 2003 and were recorded as a subscription for shares.

(iv)

The Company issued 270,000 flow-through common shares on August 16, 2004 on a private placement basis at a price of $2.25 per share, after incurring issue costs of $77,864.  Also, 27,000 warrants exercisable at $2.25 per share until August 16, 2005 were issued to an agent in consideration of its services.

(v)

The Company issued 150,000 flow-through common shares on August 30, 2004 on a private placement basis at a price of $2.25 per share, after incurring issue costs of $17,721.  Also, 2,250 shares were issued to an agent in consideration of its services.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

8.

SHARE CAPITAL (Continued)

(b)

Warrants

	Number of		Exercise
	warrants	Expiry date	price range

Outstanding,		April 2, 2003 to
December 31, 2002	3,837,450	October 15, 2004	$0.42 to 0.70
Granted	2,258,900	-	0.95 to 2.25
Exercised	(2,771,807)	-	0.42 to 0.95
Outstanding,		March 13, 2004 to
December 31, 2003	3,324,543	September 18, 2008	0.47 to 2.25
Granted	27,000		2.25
Exercised	(1,503,438)	-	0.47 to 1.60
Outstanding,		August 7, 2005 to
December 31, 2004	1,848,105	September 18, 2008	0.80 to 2.25
Granted	4,070,000	-	1.78 to 2.10
Exercised	(318,250)	-	0.80 to 2.25
Expired	(27,000)	-	2.25
Outstanding,		June 30, 2006 to
December 31, 2005	5,572,855	September 18, 2008	$1.75 to 2.25

The fair value of the warrants issued during the year ended December 31, 2005 was estimated as $885,000 (see Note 9) using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 3.8%; expected life of 0.8 years; dividend rate of 0%; and volatility of 51%.

The Company extended the expiry date on 68,355 warrants issued during 2003 from December 30, 2005 to June 30, 2006.

Subsequent to December 31, 2005, the Company issued Notice of Expiry pursuant to the Accelerated Expiry Date provisions of warrants issued on September 18, 2003.  All warrants not exercised by February 28, 2006 will expire.

At December 31, 2005 the following share purchase warrants were outstanding:

Number of	Exercise
warrants	Expiry date	price range

63,855	June 30, 2006	$2.25
1,439,000	September 18, 2006/2007/2008	1.75/2.00/2.25
370,000	November 16, 2007	1.78
3,700,000	November 16, 2007	2.10
5,572,855

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

8.

SHARE CAPITAL (Continued)

(b)

Warrants (continued)

Subsequent to December 31, 2005, the Company received $2,281,799 on the exercise of 1,298,355 warrants.

(c)

Options

In 2005, the Company amended its stock option plan to permit the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the total permitted under the plan in any twelve month period.  During 2004, the maximum number of shares reserved for issuance under this plan was increased from 2,000,000 to 2,900,000.  At December 31, 2005, the Company had reserved 75,799 stock options that may be granted.  The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during 2005 vested on the date granted. The Company also has stock options outstanding relating to the period before the introduction of the stock option plan.

The following table presents the outstanding options as of December 31, 2005, 2004 and 2003 and changes during the years ended on those dates:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
Fixed options	Shares	price	Shares	price	Shares	price

Outstanding at
beginning of
year	4,206,783	$0.91	3,0a75,783	$0.53	2,734,533	$0.44
Granted	240,000	1.79	1,421,000	1.69	504,000	0.85
Exercised	(525,300)	0.40	(290,000)	0.44	(162,750)	0.42
Outstanding and
exercisable at
end of year	3,921,483	$1.03	4,206,783	$0.91	3,075,783	$0.53

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

8.

SHARE CAPITAL (Continued)

(c)

Options (continued)

The following table summarizes information about stock options outstanding at December 31, 2005:

Options outstanding and exercisable
Number	Expiry	Exercise
of shares	date	price

35,000	January 28, 2006	$2.35
120,000	March 1, 2006	0.30
75,792	August 23, 2006	0.27
900,000	February 28, 2007	0.55
379,000	February 26, 2008	0.80
50,000	April 7, 2008	0.74
581,691	October 7, 2008	0.45
154,000	December 1, 2009	0.39
1,386,000	December 14, 2009	1.67
240,000	June 17, 2010	1.79
3,921,483

Subsequent to December 31, 2005, the Company received $646,828 on the exercise of 892,000 stock options.

The weighted average grant date fair value of stock options granted in the year ended December 31, 2005 was $0.89 (2004 - $0.87).  The fair value of these options were determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003

Risk free interest rate	3.45%	3.30%	3.30%
Expected life	4 years	4.5 years	4.5 years
Expected volatility	61%	61%	62%
Expected dividends	$Nil	$Nil	$Nil

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

9.

CONTRIBUTED SURPLUS

	2005	2004	2003

Balance, beginning of year	$1,598,354	$374,525	$162,000
Stock-based compensation
on issue of options	213,600	1,234,783	220,000
Fair value of warrants
granted during the year	885,000	-	-
Exercise of stock options	(37,800)	(10,954)	(7,475)
Balance, end of year	$2,659,154	$1,598,354	$374,525

10.

RELATED PARTY TRANSACTIONS

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

•

A company controlled by the founding shareholder of the Company was paid $105,600 for technical services and $24,240 for general and administrative services during 2005 (2004 - $110,400; 2003 - $110,400).

•

A company controlled by a relative of the founding shareholder of the Company was paid $84,000 for geological services during 2005 (2004 - $66,542; 2003 - $80,064).  A vehicle owned by this company was purchased by Almaden for $22,000 during 2005.

•

An officer of the Company was paid $62,550 for professional services rendered during 2005 (2004 - $55,637; 2003 - $53,075).

•

Accounts payable at December 31, 2005 included $46,200 due to related companies (2004 - $18,400).

Transactions between related parties are measured at the exchange amount, which is the amount of consideration agreed upon by the two parties.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

11.

SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information regarding non-cash transactions is as follows:

	Years ended December 31,
	2005	2004	2003
Investing activities
Acquisition of fixed assets
in exchange for mineral
properties recoveries	$ -	$ -	$ 25,000
Acquisition of marketable securities
in exchange for recoveries on
mineral properties	937,367	275,550	-
Reversal of contributed surplus
on exercise of options	37,800	10,954	-
Fair value of warrants upon completion
of private placement	885,000	-	-
Proceeds on disposal of equipment
applied to acquisition of other
equipment	10,995	23,712	-

Other supplementary information:

	Years ended December 31,
	2005	2004	2003

Interest paid	$-	$-	$2,436
Income and mining taxes paid	-	-	34,461

12.

SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s revenues arose primarily from interest income on corporate cash reserves and investment income.  The Company has non-current assets in the following geographic locations:

	2005	2004
Canada	$4,595,842	$3,586,578
Mexico	1,749,138	1,428,793
	$6,344,980	$5,015,371

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

12.

SEGMENTED INFORMATION (Continued)

The Company earns revenue in the following geographic locations as determined by the location of their mineral properties:

	2005	2004	2003
Canada	$182,903	$81,053	$83,895
Mexico	63,538	57,816	-
	$246,441	$138,869	$83,895

13.

FINANCIAL RISK

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

14.

FAIR VALUE

The Company’s financial instruments include cash and cash equivalents, accounts receivable, marketable securities and accounts payable.  The fair values of these financial instruments approximate their carrying values.

15.

INCOME TAXES

The Company’s Canadian income tax rate is approximately 34.9% (2004 - 35.6%; 2003 - 37.6%) while the Mexico income tax rate is approximately 30%.  The provision for income taxes differs from the amounts computed by applying the statutory rates to the loss before tax provision due to the following:

	2005	2004	2003

Statutory rate	34.9%	35.6%	37.6%

Income taxes recovered at the
Canadian statutory rate	$487,300	$1,212,600	$425,000
Effect of lower tax rates in foreign
jurisdiction	(32,000)	(200)	(1,200)
Non-deductible expenses	(74,000)	(440,000)	(83,000)
Tax losses not recognized in
period benefit arose	(79,060)	(434,000)	(340,800)
	$302,240	$338,400	$-

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

15.

INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2005	2004

Operating loss carryforwards	$1,177,000	$1,133,000
Canadian exploration expenditures and foreign
exploration and development costs in
excess of book value of resource properties	2,930,000	2,831,600
Impairment of long-term investment	21,800	21,800
Undeducted capital cost allowance on property, plant
and equipment	109,000	93,000
	4,237,800	4,079,400
Valuation loss provision	(4,237,800)	(4,079,400)
	$-	$-

At December 31, 2005, the Company had operating loss carryforwards available for tax purposes in Canada of $1,689,000 which expire between 2009 and 2015 and in Mexico of $2,145,000 which expire between 2006 and 2015.

16.

COMMITMENTS AND CONTINGENCIES

(a)

The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”).  The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  While management intends to defend its position, the outcome of this issue is uncertain.  Currently, they are appealing the Ministry’s decision to the Supreme Court of British Columbia.  In order to reduce the exposure to interest charges, the Company paid and expensed $281,871, however, this amount will be refunded with interest if the Company is successful in defending its position.

In addition, should the Company be unsuccessful in defending its position, approximately $353,000 will be payable in respect of gold sales in fiscal 2000 to 2002.  The Company has provided for the liability arising from the assessment.  Any recovery will be credited to operations when received.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

16.

COMMITMENTS AND CONTINGENCIES (Continued)

(b)

The Company has, in the normal course of business, entered into various long-term contracts which includes commitments for future operating payments for the rental of premises as follows:

2006	$44,960
2007	48,815
2008	48,815
2009	59,130
2010	60,070
Thereafter	5,000
$266,790

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in these financial statements are different in some respects from those in the United States (“US GAAP”).  The following is a reconciliation:

Consolidated Balance Sheets

	2005	2004

Total assets under Canadian GAAP	$16,366,755	$10,215,275
Write-off of deferred exploration costs (a)	(2,618,648)	(2,072,496)
Adjustment to marketable securities (c)	609,633	540,393
Total assets under US GAAP	$14,357,740	$8,683,172

Shareholders' equity under Canadian GAAP	$15,800,554	$9,756,488
Write-off of deferred exploration costs (a)	(2,618,648)	(2,072,496)
Adjustment to marketable securities (c)	609,633	540,393
Shareholders' equity under US GAAP	$13,791,539	$8,224,385

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Loss and Deficit

	2005	2004	2003

Net loss under Canadian GAAP	$(1,095,215)	$(3,065,803)	$(1,326,305)
Write-off of current period
deferred exploration costs (a)	(1,115,831)	(915,483)	(742,857)
Add back of deferred exploration
costs written off in the current
year (a)	569,679	201,339	68,441
Add back write-down of marketable
securities (c)	91,590	-	-
Net loss under US GAAP	$(1,549,777)	$(3,779,947)	$(2,000,721)

Net loss per share under
US GAAP	$(0.05)	$(0.13)	$(0.09)

Consolidated Statements of Cash Flows

	2005	2004	2003
Operating activities
Operating activities under
Canadian GAAP	$(1,576,196)	$(1,212,115)	$(911,766)
Exploration (a)	(1,165,364)	(915,483)	(742,857)
Write-down of marketable
securities (c)	(91,590)	-	-
Operating activities under
US GAAP	$(2,833,150)	$(2,127,598)	$(1,654,623)

Investing activities
Investing activities under
Canadian GAAP	(1,816,381)	(1,572,520)	(993,588)
Deferred exploration (a)	1,165,364	915,483	742,857
Investing activities under
US GAAP	$(651,017)	$(657,037)	$(250,731)

(a)

Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore. Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of mining reserves. For US GAAP purposes, the Company therefore expensed its exploration expenditures.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

During 2003, the Company adopted the fair value based method of accounting under Canadian GAAP for stock-based compensation, as described in Notes 2 (j) and 3, with retroactive application with restatement of the prior year’s income statement.  Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, issued by the United States Financial Accounting Standards Board (“FASB”) provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting and amends the disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation.  For US GAAP purposes, the Company has adopted SFAS No. 123 prospectively as of January 1, 2003.  As a result, the stock option compensation expense recognized in 2002 under Canadian GAAP has been reversed for US GAAP purposes.

Under Canadian GAAP, the measurement of the recorded stock-based compensation, as well as the assumptions and methodology, are consistent with those prescribed by SFAS No. 123.

(c)

In May 1993, the FASB issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”).  Under SFAS No. 115, management determines the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date.  Under SFAS No. 115, equity securities and long-term investments are classified as available-for-sale securities and accordingly, is required to include the net unrealized holding gain on these securities in other comprehensive income. SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements.  Details would be disclosed as follows:

	2005	2004	2003

Net loss under US GAAP	$(1,549,777)	$(3,779,947)	$(2,000,721)
Other comprehensive income (loss)
Adjustment to unrealized
gains (losses) on
available-for-sale securities	(22,350)	(223,350)	718,451
Comprehensive loss under
US GAAP	$(1,572,127)	$(4,003,297)	$(1,282,270)

(d)

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2005, 2004 and 2003.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e)

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  The Company has accounted for the issue of flow-through shares using the method in accordance with Canadian GAAP. At the time of issue, the funds received are recorded as share capital.  For US GAAP, the premium paid in excess of the market value is credited to other liabilities and included in income as the qualifying expenditures are made.  There was no premium on the flow-through shares issued for all periods presented.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered cash or cash equivalents under US GAAP.  As at December 31, 2005, unexpended flow through funds were $334,829 (2004 - $370,172).

(f)

Recent accounting pronouncements

In March 2005, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, Mining Assets: Impairment and Business Combinations.  EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for fiscal periods beginning after March 31, 2005.  The adoption of EITF 04-3 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123(R) - Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation.  In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 - Share Based Payment, which provides interpretive guidance related to SFAS No. 123(R).  SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements.  With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued.  SFAS No. 123(R) requires liability awards to be re-measured each reporting period and compensation costs to be recognized over the period that an employee provides service in exchange for the award.  Management plans to adopt this statement on the modified prospective basis beginning January 1, 2006, and is assessing the effect of SFAS No. 123(R) on the Company’s financial statements as presented herein.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

Recent accounting pronouncements (continued)

In October 2005, the FASB issued FASB Staff Position FAS 123(R)-2, Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R).  FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R).  In accordance with this standard a grant date of an award exists if (i) the award is a unilateral grant and (ii) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval.  The Company plans to adopt this standard when it adopts SFAS No. 123(R), and is currently evaluating the impact on its results of operations.

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1 - The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.  This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss.  This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.  The guidance in FSP FAS 115-1 and FAS 124-1 is applicable to reporting period beginning after December 15, 2005.  Management does not expect the adoption of this FSP to have a material effect on the Company’s consolidated financial position and results of operations.

In March, 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligation - an interpretation of FASB 143.  FIN 47 provides guidance that an entity must record a liability even if the obligation is conditional upon the occurrence of a future event (e.g. plant shutdown), unless it is not possible to make a reasonable estimate of the obligation.  It also provides criteria for determining when an asset retirement obligation may be estimated reasonably.  The interpretation is effective no later than the end of fiscal years ending after December 15, 2005.  Retroactive application for interim financial information is permitted but not required.  The Company has adopted this standard which did not have a significant impact on its results of operations.

ALMADEN MINERALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

Recent accounting pronouncements (continued)

In December 2004, the FASB issued SFAS 153, Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29. The guidance in APB No. 29, Accounting for Non-Monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.  This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.  This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.  The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements.  The Company will apply this consensus on its results of operations, financial position and cash flows if and when commercial production commences.

In November 2005, the FASB concluded that in their proposed Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, a benefit recognition model with a two-step approach would be used, with a more-likely-than-not recognition criterion and a best estimate measure attribute.  The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the appropriate amount of benefit to recognize, which will be measured using the best estimate of the amount that will be sustained.  The tax position should be derecognized when it is no longer more-likely-than-not of being sustained.  In January 2006, the FASB concluded that the final Interpretation will be effective as of the beginning of the first annual period beginning after December 31, 2006.  The Company is currently evaluating the implications of this Interpretation.

Schedule 1

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Schedules of General and Administrative Expenses
(Expressed in Canadian dollars)

Cumulative
amount since
incorporation
September 25,
1980 to
December 31,		Years ended December 31,
	2005	2005	2004	2003

Bad debts	$130,551	$ -	$ -	$ -
Bank charges and interest	52,019	7,151	6,392	5,823
B.C. mineral taxes	36,897	-	-	36,897
Depreciation	558,072	149,477	60,326	38,852
Employee benefits	10,512	-	-	-
Insurance	40,356	8,484	6,446	6,035
Management services	16,775	-	-	-
Office and licenses	1,159,496	158,943	116,763	112,087
Professional fees	2,106,761	197,369	182,995	201,356
Rent	614,755	106,754	103,178	89,168
Stock exchange fees	268,237	69,712	24,441	21,930
Telephone	159,800	13,299	15,026	14,212
Transfer agent fees	178,235	21,821	13,783	11,674
Travel and promotion	673,708	126,030	176,476	67,729
Write-off of incorporation costs	3,298	-	-	-
	$6,009,472	$859,040	$705,826	$605,763

See accompanying notes to the consolidated financial statements.

Schedule 2

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Schedule of Share Capital Since Inception
(Expressed in Canadian dollars)

		Number	Price	Amount

	For cash upon incorporation	1	$1.00	$1
	For cash from principal (founder's shares)	750,000	0.01	7,500
	For cash	1,010,528	0.15	151,579
	For cash	292,500	0.25	73,925
	For cash from related company of principal	180,000	0.25	45,000
	Balance December 31, 1985	2,233,029		278,005
	For cash pursuant to public offering, net of issue expenses	700,000	0.56	392,568
	For mineral property	40,000	0.70	28,000
	Balance December 31, 1986	2,973,029		698,573
	For cash pursuant to private placement, net of issue expense	200,000	0.83	165,750
	For cash pursuant to private placement	300,000	1.00	300,000
	For cash pursuant to private placement, net of issue expense	150,000	1.34	201,432
	Balance December 31, 1987	3,623,029		1,365,755
	For cash pursuant to private placement	171,000	1.75	299,250
	For cash pursuant to private placement, net of issue expenses	297,803	0.90	267,734
	For cash	40,000	1.10	44,000
	For mineral property	40,000	1.00	40,000
	Balance December 31, 1988	4,171,832		2,016,739
	For cash pursuant to private placement, net of issue expenses	112,055	1.10	123,260
	Balance December 31, 1989	4,283,887		2,139,999
	For cash pursuant to private placement	177,778	0.45	80,000
	For cash on exercise of stock options	49,500	0.68	33,660
	For 100,000 common shares of Pacific Sentinel Gold Corp.	300,000	0.73	219,000
	For cash on exercise of stock options	26,000	0.75	19,500
	For cash on exercise of stock options	10,000	0.72	7,200
Balance December 31, 1990	-	4,847,165		2,499,359
	For cash on exercise of stock options	40,000	0.72	28,800
	Balance December 31, 1991	4,887,165		2,528,159
	For mineral property	28,000	0.71	20,000
	For cash on exercise of stock options	50,000	0.68	12,500
	For cash on exercise of stock options	10,000	0.73	7,500
	For cash on exercise of stock options	10,000	0.28	2,800
	For cash pursuant to private placement	137,000	0.50	68,500
	Balance December 31, 1992 (carried forward)	5,122,165		2,639,459

See accompanying notes to the consolidated financial statements.

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Schedule of Share Capital Since Inception (continued)
(Expressed in Canadian dollars)

	Number	Price	Amount

Balance December 31, 1992 (brought forward)	5,122,165		$2,639,459
For cash on exercise of stock options	290,000	0.28	81,200
For cash on exercise of stock options	50,000	0.33	16,500
For mineral property	24,827	1.45	36,000
For cash pursuant to private placement	85,000	2.34	198,900
For cash pursuant to private placement, net of issue expense	235,046	2.13	500,930
For cash on exercise of stock options	64,000	1.08	69,120
For finders' fee	8,857	0.70	6,200
For mineral property	10,000	0.50	5,000
For finders' fee	5,000	3.30	16,500
Balance December 31, 1993	5,894,895		3,569,809
For cash on exercise of stock options	110,000	1.08	118,800
For cash pursuant to private placement, net of issue expense	200,000	1.18	236,800
For finders' fee	10,642	0.70	7,449
For finders' fee	12,307	1.56	19,200
Balance December 31, 1994	6,227,844		3,952,058
For cash pursuant to private placement, net of issue expense	200,000	1.50	285,000
For cash pursuant to private placement, net of issue expense	75,000	1.30	94,575
For cash on exercise of stock options	120,000	1.28	153,800
For cash on exercise of stock options	250,000	1.13	282,100
For cash on exercise of share purchase warrants	100,000	1.28	128,000
For finders' fee	6,428	0.70	4,500
For mineral property	39,308	1.59	62,500
For mineral property	37,037	1.35	50,000
Balance December 31, 1995	7,055,617		5,012,533
For cash on exercise of stock options	672,000	1.08 - 1.49	899,100
For cash on exercise of share purchase warrants	275,000	1.40 - 1.50	405,000
For cash pursuant to private placement, net of issue expense	120,000	2.00	240,000
For cash pursuant to private placement, net of issue expense	620,000	3.250000	1,894,100
For cash on exercise of stock options	720,000	1.43 - 1.86	1,221,050
For mineral property	10,000	3.20	32,000
Balance December 31, 1996	9,472,617		9,703,783
For cash on exercise of stock options	60,000	1.66 - 2.63	109,300
For cash on exercise of share purchase warrants	50,000	2.00	100,000
For cash pursuant to private placements, net of issue expenses	388,000	1.87	725,560
For mineral property	50,000	2.90	145,000
For cash pursuant to private placement, net of issue expenses	296,000	3.14 - 3.53	1,013,371
Balance December 31, 1997 (carried forward)	10,316,617		11,797,014

See accompanying notes to the consolidated financial statements.

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Schedule of Share Capital Since Inception (continued)
(Expressed in Canadian dollars)

	Number	Price	Amount

Balance December 31, 1997 (brought forward)	10,316,617		$11,797,014
For cash on exercise of share purchase warrants	359,000	1.05	376,950
For mineral property	50,000	2.90	145,000
Balance, December 31, 1998	10,725,617		12,318,964
For cash pursuant to private placement	1,370,000	0.23	308,250
For mineral property	50,000	2.90	145,000
Balance, December 31, 1999	12,145,617		12,772,214
For cash on exercise of stock options	100,000	0.35	35,000
For cash pursuant to private placement	1,000,000	0.345	345,000
For cash on exercise of share purchase warrants	10,000	0.225	2,250
For mineral properties	25,000	2.90	72,500
Balance, December 31, 2000	13,280,617		13,226,964
For mineral properties	25,000	2.90	72,500
Issuance to acquire Fairfield Minerals Ltd.	6,877,681	0.25	1,711,312
Adjustment to issued shares on amalgamation	(3,060,292)	-	-
Balance, December 31, 2001	17,123,006		15,010,776
For cash pursuant to private placements	4,150,000	0.43-0.55	1,897,943
For cash on exercise of share purchase warrants	134,750	0.38	51,312
For purchase of mill	122,077	0.65	79,350
For mineral properties	388,889	0.90	350,000
Balance, December 31, 2002	21,918,722		17,389,381
For cash pursuant to private placements	2,773,800	0.70-2.15	2,362,704
For cash on exercise of share purchase warrants	2,771,807	0.42-0.95	1,648,664
For cash on exercise of stock options	162,750	0.30-0.55	75,973
Balance, December 31, 2003	27,627,079		21,476,722
For cash pursuant to private placements	1,722,250	1.32-2.25	2,553,913
For cash on exercise of share purchase warrants	1,503,438	0.47-1.60	1,088,919
For cash on exercise of stock options	290,000	0.30-1.37	138,984
Balance, December 31, 2004	31,142,767		25,258,538
For cash pursuant to private placements	4,206,180	1.70-1.75	5,673,615
For cash on exercise of share purchase warrants	318,250	0.80-2.25	457,125
For cash on exercise of stock options	525,300	0.27-1.37	249,981
Balance, December 31, 2005	36,192,497		$31,639,259

See accompanying notes to the consolidated financial statements.